GLOBAL GOLD ROYALTY, INC.	304 S. Jones Blvd. Suite 513 Las Vegas, NV 89107

March 17, 2021

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention: William Demarest

Jennifer Monick

Ken Schuler

Craig Arakawa

Jonathan Burr

Pamela Howell

Re:	Global Gold Royalty, Inc. Registration Statement on Form S-1 Filed December 16, 2020 File No. 333-251389

Dear Sir or Madam:

Global Gold Royalty, Inc. (the “Company”) is filing amendment number 1 (the “Amendment”) to the Registration Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to Sam Kwok, President of the Company, dated January 12, 2021 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Registration Statement on Form S-1 filed December 16, 2020

General

1. We note that you are a developing mining royalty company. It appears that your business plan is to acquire royalty interests in gold mining projects in exchange for funding all or a portion of the production costs. In this regard, we note the disclosure in the summary and elsewhere that you have entered into negotiations for royalty interests with the operator of two properties but have not entered into such agreements at this time. However, in the property section you reference holding property interests. Please reconcile and update the current status of your negotiations for each property.

We currently hold no property interest and have reconciled such. We have also updated the status of our negotiations on each property with below paragraph added on p.23

Jinzuo Mining is currently advancing its drilling program. Once the drilling is completed, drill cores obtained will undergo rigorous assaying and other procedures in order to determine the resource or reserve estimates on the properties. It is mutually understood by Jinzuo Mining and us that the resource potential of the properties are paramount to ongoing negotiation. We expect to move forward within a reasonable timeframe.

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2. Please provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus, as required by Item 502(b) of Regulation S-K.

The dealer prospectus delivery obligation disclosure has been added.

Risk Factors, page 7

3. Please add risk factors that address the risks associated with the lack of revenues to date, your status as a penny stock, and the going concern expressed by your independent registered public accounting firm.

We have added the appropriate risk factors to the Registration Statement.

Use of Proceeds, page 16

4. We note that your offering will be conducted on a best-efforts basis, where no minimum number of shares must be sold in order for the offering to proceed. Please revise the table to reflect the use of proceeds assuming you only sell 25%, 50%, and 75% of the shares being offered. In this regard, we note the totals of assumed offering column number 1 and 2 do not match the footnotes to the table.

We have revised the table and the footnotes accordingly.

5. We note the statement that these amounts included in the table are estimates and you do not know how much you will need to spend on each allocation. We also note the risk factor on page 24 that management has discretion over the use of proceeds. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise.

We have revised the Use of Proceeds and removed the risk factor regarding management’s discretion.

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Property, page 23

6. Please note that amendments to your registration statement filed after December 31, 2020 will need to include the mineral property disclosures that are required under Items 1300 to 1305 of Regulation S-K. Please refer to the Answer to Question 155.03 of our Compliance and Disclosure Interpretations (C&DIs) for Regulation S-K, if you require further clarification or guidance regarding compliance dates. This C&DI may be located on our website at the following address: https://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

The new rules require that a registrant file a technical report summary authored by a qualified person as an exhibit to its SEC annual report or applicable registration statement when the registrant is disclosing in such report or registration statement, for the first time, mineral resources or mineral reserves for a property that is material to the registrant’s business or financial condition. A registrant also may, but is not required to, file a technical report summary with respect to exploration results. Certain exceptions apply to a registrant that only holds a royalty, streaming or other similar right with respect to a property. Such a registrant is not required to file a technical report summary for a property that is covered by a current technical report summary filed by the producing mine registrant. In that situation, the registrant holding the royalty, streaming or other similar right should refer to the producing registrant’s previously filed technical report summary. Such a reference will not be deemed to incorporate the report by reference, absent an express statement to such effect. If such a report has not been filed, the registrant holding the royalty, streaming or other similar right will be required to file a technical report summary for the underlying property unless the registrant lacks access to the technical report summary because:

•	obtaining the information would result in an unreasonable burden or expense, or

•

it requested the technical report summary from the owner, operator or other person possessing the technical report summary, who is not affiliated with the registrant, and who denied the request, and it provides in the applicable registration statement or annual report all the information required by the SEC rules that it does possess or which it can acquire without unreasonable effort and expense.

Based on research by the Company, the preparation of a technical report will cost approximately $250,000. This would be an unreasonable burden on an issuer in the financial position as the Company. Therefore, we are hereby requesting exemption from including this report under Item 1304(a)(2)(i) ,(ii) and (iii)

Location, page 24

7. We note your maps included with this filing. All filings made with the Commission must be in English. If a filing or submission requires the inclusion of a document that is in a foreign language, the issuer must submit instead a fair and accurate English translation of the foreign language document pursuant to Rule 403 under the Securities Act and Rule 12b-12 under the Exchange Act.

As we do not own the properties, we have removed all of the maps but for the satellite maps, as these are in the public domain.

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8. We believe the guidance found in Item 1304(b)(1) of Regulation S-K generally requires maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing. Please revise your maps and drawings accordingly.

Only satellite maps remain, which are provided in stock format.

9. We note you have disclosed information describing and stating the exploration results for your proposed royalty properties. Please modify your disclosure and state your disclosure is based on and accurately reflects the information and supporting documentation prepared by a qualified person(s) and whether this qualified person(s) is an employee. See Item 1302(a) and 1302 (b)(5) of Regulation S-K.

We have modified the disclosure to state that it is based on supporting documentation provided by a non-employee qualified person.

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History, page 34

10. We note the Sichuan Jinzuo Mining Company holds exploration licenses on both your prospective royalty properties. Please disclose the following information for each of these properties:

•	The nature of your potential ownership or royalty interest in the property.

•	A description of all interests in the royalty properties, including the terms of all underlying agreements and royalties.

•	Describe the process by which mineral rights are acquired at this location and the basis and duration of the mineral rights, surface rights, mining claims and/or concessions.

•	Any conditions that must be met in order to obtain or retain title to the property and whether the Sichuan Jinzuo Mining Company has surface and/or mineral rights.

•

Please include certain identifying information, such as the property names, mining concession name or number, and dates of recording and expiration that is sufficient to enable your concession to be distinguished from other concessions that may exist in the area of your royalty properties.

•

The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees. Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required by Item 1304(b) of Regulation S-K.

We have included the requested information on p.23 under Property in the Registration Statement.

11. We note your reporting of the highest gold assay samples and values in this section. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your royalty property:

•	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

•	Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

•	Eliminate statements containing grade and/or sample-width ranges.

•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

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•	Generally, use tables to improve readability of sample and drilling data.

•	Soil samples may be disclosed as a weighted average value over an area.

•	Refrain from reporting single soil sample values.

•	Convert all ppb quantities to ppm quantities for disclosure.

•	Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

We have revised the disclosure to address the aforementioned information.

Adjacent Properties, page 43

12. We note your disclosure in this section, referring to mines and other mineral properties that exist in proximity to your royalty property. Such disclosure may cause investors to infer that your property also has commercial mineralization because of its proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the royalty properties that your company has an interest. Accordingly, we believe that you should remove resource or reserve information regarding any mines, prospects, or analogous properties held by other companies operating in or near your properties and instead focus any resource or reserve disclosure solely on properties that you maintain an interest.

We have removed all information regarding other properties.

13. We note the disclosure of exploration and/or environmental permitting requirements for the Sichuan province or the National Government of China for your royalty properties was omitted. Please revise your filing, as necessary, and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your royalty properties, discussing the applicable government and environmental regulations. Please fully discuss the permitting, bonding, and reclamation requirements for the exploration work including the specific permits and any associated fees. See Item 101(h)(4)(viii), (ix) and (xi) of Regulation S-K.

We have included a summary of the permits and operational plans in the Registration Statement.

Certain Relationships and Related Transactions, page 54

14. We note the disclosure on pages F-10 and F-18 that you have a related party transaction with your shareholder. Please provide the disclosure required by Item 404(d) of Regulation S-K for the related party transaction.

We have included the disclosure required by Item 404(d) of Regulation S-K.

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Signatures, page 59

15. Please have your principal financial officer sign your next amendment, or indicate who is signing in that capacity. Refer to Instruction 1 to the Signatures on Form S-1.

Our President and CEO is also signing as our principal financial officer in the Amendment.

Statements of Operations, page F-12

16. Please revise your statement of operations to include the period for the nine months ended September 30, 2020 and the period from inception to September 30, 2019, or advise. Please refer to Rules 8-03 and 8-08 of Regulation S-X.

We have revised the statement of operations to include the year ending December 31, 2020.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours

/s/ Sam Kwok
Sam Kwok

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